ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated: April 1, 2008

M-NOTES
A PRINCIPAL PROTECTED,
MARKET NEUTRAL
INVESTMENT
M-NOTES

WORLD CLASS FINANCIAL ENGINEERING + = INDUSTRY LEADING EDUCATION AND
MARKETING INNOVATIVE SIMPLICITY

ONE GLOBAL FORCE. ONE FOCUS. YOU.

DWS SCUDDER
Deutsche Bank Group

M-NOTES

1.
M-NOTES: A PRINCIPAL PROTECTED, MARKET NEUTRAL INVESTMENT FOR INVESTORS

- We believe that Structured Products are playing an ever-growing role in generating returns, as well as in assisting investors with managing portfolio risk and volatility.
- M-Notes are a fully principal protected[1], structured product that provides investors with 100% principal protection combined with the potential for positive returns in both 'bullish' and 'bearish' markets (i.e., market neutral).
- M-Notes may be structured to provide investors with exposure to a wide variety of assets including equity, equity indexes, commodities and commodity indexes.

2.
DWS SCUDDER + DEUTSCHE BANK = INNOVATIVE SIMPLICITY

- DWS Scudder and Deutsche Bank combine world class asset management, structuring and risk management expertise in a coordinated manner.
- DWS Scudder, the US retail brand name of Deutsche Asset Management (DeAM), strives to deliver superior performance and innovative investment solutions.
- Deutsche Bank, 2007 Derivatives House of the Year,[2] is a global leader in derivatives and structuring across all asset classes.

3.
STRUCTURED PRODUCTS ARE ONE OF THE FASTEST GROWING INVESTMENTS IN THE US

- In a recent survey, financial professionals have identified Structured Products as an increasingly important investment tool[3].
- Investors increasingly look to Structured Products to meet specific stages of investor life cycles, as well as to provide innovative, solutions-oriented investments.

[1] Principal protected if held to maturity.

[2] International Financial Review, December 15, 2007.

[3] Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

M-NOTES

STRUCTURED PRODUCTS

Structured Products are financially engineered, packaged investments comprised of multiple components, typically a performance component and a principal component. The definition of Structured Products is sufficiently broad to include many traditional investments as well as those typically associated with the term. Currently, the most popular Structured Products in the US are structured notes.

Structured Products, including structured notes, offer investors an innovative financial tool kit complementary to more traditional investments such as equities, bonds, commodities and currencies. They provide individual investors and their advisors broad flexibility to manage investment needs.

Structured notes may complement a well diversified portfolio by giving investors:

o   Access to asset classes that may be difficult or uneconomic to invest in directly

o   Features, such as leverage or principal pro-protection that investors often do not have the ability to replicate in a cost effective manner

o   Potential to optimize the risk/return profile of a given asset class through the use of financial engineering

o   Potential to decrease overall portfolio volatility

o   Greater flexibility to design an outcome-based investment portfolio

Structured notes may be classified into three broad categories: Principal
Protected, Yield Enhancement and Out-Performance:

o   Principal protected notes generally provide for full or substantially full principal protection at maturity

o   Yield enhancement notes typically give investors the opportunity to earn enhanced periodic, contingent coupon payments

O   Out-Performance notes generally provide for the potential to participate in enhanced returns, typically with limited or no principal protection and subject to an issuer call or other features such as a cap

Financial advisors and individual investors may select structured notes that fit a specific investor's individual risk/return profile, create a more efficient portfolio and/or provide for a desired payout-be it greater current income, principal protection or enhanced exposure to a particular asset or assets.

4

Structured notes, such as M-Notes, may be positioned along the risk/return continuum to provide investors with a specific risk/return profile for a given underlying. M-Notes, a Principal Protected type of investment, have a risk/return profile similar to that of equity, but with full principal protection at maturity.

*Principal protected if held to maturity, subject to the credit of the issuer.

STRATEGY

Retail and institutional investors have been seeking more intelligent asset allocation, high absolute returns, capital protection and decreased volatility.
In a recent survey, Structured Products were identified by financial professionals as an increasingly important investment tool to meet these complex demands.1

M-Notes are a principal protected investment that provide investors with full principal protection at maturity, subject to the credit of the issuer, and the potential to benefit from either positive or negative market movements.

M-Notes are short dated investments that do not pay coupons. Instead, M-Notes provide for a one time payment at maturity based upon the price performance of an underlying. If the underlying never closes above a pre-determined upper barrier or below a pre-determined lower barrier during the term of the note, the investor will receive the absolute value of the percentage price return of the underlying multiplied by a participation rate at maturity. The participation rate typically is 100%, but may be greater or lower.

M-Notes allow investors to receive a positive return, even if the value of the underlying has decreased-as long as the underlying has not closed above or below the applicable barrier during the term of the notes, investors will receive a positive return on M-Notes. Generally, the pre-determined barriers are between
+/-15% to +/-30% of the level or price of the underlying on the trade date.

If either barrier is breached (i.e., the underlying closes above the upper barrier or below the lower barrier during the term of the notes), the investor will receive only their initial investment at maturity (i.e., the M-Notes will not return any amount in excess of the original investment).

As a principal protected type of investment, M-Notes will not return less than the initial investment at maturity, subject to the credit of the issuer.

1 Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw,
Creative Limited 2006.

6

INVESTMENT
M-Notes are SEC registered, corporate debt
securities that carry the issuer's credit ratings
and have a fixed maturity date. Investors in MNotes
assume the issuer's credit risk and any
payments due on the securities, including any
return of principal at maturity, are subject to the
credit of the issuer.

UNDERLYING
M-Notes may be structured to provide
investors with exposure to a variety of assets
or sectors. The underlying may consist of
single or multiple stocks, indices or other
assets. The underlying may provide exposure
across varying asset classes, currencies,
stock exchanges, geographic regions or
industry sectors.

BENEFITS

O   Principal Protection provides a minimum return at maturity of 100% of invested principal, subject to the credit of the issuer

O   Absolute Return' feature permits investors to potentially benefit from increases and decreases in the underlying over a predetermined range (i.e., between the upper and lower barriers)

O   Principal Protection combined with 'Absolute Return' feature gives investors the potential to decrease overall portfolio volatility

RISKS

O   Investment in M-Notes does not receive or participate in dividends or other distributions on the underlying

O   Returns are only realized at maturity

O   M-Notes are subject to market conditions prior to maturity and consequently may trade at a discount in the secondary market

O   If either return barrier is breached, investors will receive at maturity only their original invested principal and will not participate in any appreciation of the underlying

O   Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments"

COMPONENTS
M-Notes provide for a one-time payment at maturity based upon two components: a

Performance Component - which is determined by the absolute value of the percentage price return of the underlying and a

Principal Component - which is the amount of principal returned to investors at maturity. At maturity, investors will receive a return equal to the greater of:

a)  The Principal Component plus the Performance Component or

b)  The Principal Component.

7

PERFORMANCE COMPONENT

The Performance Component tracks the performance of the underlying during the term of the M-Note as long as the underlying has not closed above or below the applicable barrier.

The Performance Component is equal to the absolute value of the percentage price return of the underlying multiplied by the participation rate so long as the underlying does not close above the upper barrier or below the lower barrier on any trading day during the term of the note.

If the Performance Component is equal to zero - that is, if the value of the underlying closes above the upper barrier or below the lower barrier on any trading day during the term of the note, the Performance Component will equal
0%. With M-Notes, the Performance Component cannot be negative (i.e., less than zero).

For example, if the upper barrier is +20%, the lower barrier is -20% and the underlying closed at +25% above the initial level of the underlying on any day trading during the term of the note (thus above the upper barrier) - the
Performance Component would be 0% regardless of the value of the underlying at maturity.

8

If the Performance Component is positive - that is, if value of the underlying never closes above the upper barrier or below the lower barrier on any trading day during the term of the note, the Performance Component will equal the absolute value of the percentage price return of the underlying at maturity multiplied by the participation rate (which may be less than or greater than
100%).

For example if: (i) the upper barrier is +20%, and the lower barrier is -20%;
(ii) the underlying never closed above the upper barrier or below the lower barrier on any trading day during the term of the note; and (iii) the underlying closed at 15% below its initial value at maturity, the Performance Component will be the absolute value of the percentage price return of the underlying
(i.e., absolute value of -15% is 15%) multiplied by the participation rate.

In this example, even though the percentage price return of the underlying asset was negative, the Performance Component was positive.

PRINCIPAL COMPONENT

Subject to the credit of the issuer, the Principal Component provides investors with the return of their initial investment at maturity.

The Principal Component represents the minimum return to investors at maturity, which equals 100% of the original principal amount, subject to the credit of the issuer.

If the Performance Component is positive, the Principal Component will equal
100% of the original invested principal amount, subject to the issuer's credit.

If the Performance Component is zero (with M-Notes, the Performance Component can not be negative), the Principal component will equal 100% of the original principal amount, subject to the issuer's credit. For example, if, at maturity the underlying had decreased by 50%, the investor would receive only the
Principal Component (i.e., 100% of their original invested principal).

The Principal Component permits repayment of principal at maturity by, in effect, synthetically investing in a zero-coupon bond. On trade date, a $1,000 par value bond is, in effect, synthetically purchased at a discount to par. At maturity it is worth par, or 100% of the invested principal.

The difference between the value of this synthetic zero-coupon bond and the par value of the note is used to purchase the Performance Component, as well as to pay issuance and other expenses incurred in connection with an investment in
M-Notes.

The chart below details the return profile of hypothetical M-Notes with a 100%
participation rate, a +22% upper barrier and a -22% lower barrier. The chart shows what the returns would be for these hypothetical M-Notes based upon the hypothetical performance of the underlying where the underlying never closes above the upper barrier or below the lower barrier on any trading day during the term of the M-Notes. If the underlying does close above the upper barrier or below to the lower barrier on any trading day during the term of the M-Notes, investors will receive at maturity only the return of their original invested principal. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the M-Notes. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

HYPOTHETICAL RETURN SCENARIOS AT MATURITY
UNDERLYING VERSUS M-NOTES PERFORMANCE

M-Note return if Underlying does not
close above Upper Barrier or below
Lower Barrier

Out-performance

Underlying Return

PAYMENT AT MATURITY

HOW IS THE PAYMENT AT MATURITY
CALCULATED ON M-NOTES?

At maturity holders of M-Notes will receive a one time payment based upon the price performance of the underlying. The return at maturity is equal to the
Performance Component plus the Principal Component.

o   The return at maturity of an investment in M-Notes is equal to the
    Performance Component plus the Principal Component

o   If at maturity the closing price or level of the underlying was above the upper barrier or below the lower barrier on any trading day during the term of the note, investors will receive only the return of their original invested principal at maturity (i.e., the Principal Component)

o   If at maturity the underlying has never closed above the upper barrier or below the lower barrier on any trading day during the term of the note, investors will receive the Performance Component plus the Principal
    Component, where the Performance Component is equal to the absolute value of the percentage price return of the underlying multiplied by the participation rate

STEP 1

Determine if the closing price or level of the underlying was above the upper barrier or below the lower barrier on any trading day during the term of the note.

STEP 2

If the closing price of the underlying was: (i) above the upper barrier or below the lower barrier on any trading day during the term of the note, the
Performance Component will be equal to 0%; or (ii) never above the upper barrier or below the lower barrier on any trading day during the term of the note, calculate the percentage price return of the underlying (see Step 3)

STEP 3

Determine the percentage price return of the underlying, which is equal to:
(Value of the underlying on the determination date - Value of the underlying on the date the securities were priced) / Value of the underlying on the date the securities were priced

STEP 4

Determine the Performance Component, which is equal to the absolute value of the percentage price return of the underlying (from Step 3) (i.e., the absolute value of -15% is 15%) times the participation rate

STEP 5

Determine the total dollar payment at maturity, which is equal to the total percentage return of the notes times the original principal amount. (Principal
Component + Performance Component) x Denomination = Total Dollar Payment at
Maturity

HYPOTHETICAL PERFORMANCE

As with any investment, M-Notes should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits of any such investment.

Certain benefits and risks of M-Notes will result in such an investment performing better in certain markets and worse in others.

In a bearish market, M-Notes will generally outperform a direct investment in the underlying due to the principal protection at maturity and their ability to deliver market neutral returns.

In a bullish market, M-Notes may perform as well as or underperform a direct investment in the underlying.

The chart and table on the following page illustrate the potential benefits and risks of hypothetical M-Notes linked to an equity index with a maturity of three years and three months, an upper barrier of +20%, lower barrier of -20% and a participation rate of 100%. The chart and table compare the performance of the hypothetical M-Notes to the performance of the underlying index over a hypothetical range of potential scenarios.

HYPOTHETICAL PERFORMANCE

This hypothetical example is for illustrative purposes only. Actual M-Notes offered may have different terms. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with M-Notes. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns.
Actual results will vary, perhaps materially, from those shown.

ONE STORY: DWS SCUDDER

DWS SCUDDER AND DEUTSCHE BANK

DWS Scudder is the US retail brand name of Deutsche Asset Management
(DeAM) - the global asset management division of Deutsche Bank with more than
$816 billion in assets under management globally (as of December 31, 2007).
DWS Scudder can trace its roots as a respected US asset manager back to 1919.

With a strong commitment to superior performance, innovation and leadership in intellectual capital, DWS Scudder offers a comprehensive and diverse family of products available through financial intermediaries, retirement plans and wrap programs. Through DWS Scudder, investors can tap into DeAM's far-reaching global research organization of more than 750 investment professionals (as of December
31, 2007), who manage equity, fixed-income, balanced, cash, real estate and hedge fund investments around the world.

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With
$2.027 trillion in assets and 78,291 employees in 76 countries, Deutsche Bank offers innovative financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients by creating exceptional value for its shareholders and people.

The partnership between DWS Scudder and Deutsche Bank's Global Markets gives financial professionals and investors access to world class asset management, structuring and risk management capabilities in a coordinated manner.

DWS SCUDDER
+
DEUTSCHE BANK
=
INNOVATIVE SIMPLICITY

SELECTED RISK CONSIDERATIONS

o   MARKET RISK - The return on the M-Notes at maturity, if any, is linked to the performance of the Underlying and will depend on, among other things, whether the closing price or level ever exceeds the upper barrier or falls below the lower barrier.

o   M-NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the underlying. If the M-Notes performance component is zero, you will receive only your principal amount at maturity, subject to the credit of the issuer.

o   CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
    M-Notes PRIOR TO MATURITY - Certain built-in costs, such as the agent's commission and the Issuer's estimated cost of hedging, are likely to adversely affect the value of the M-Notes prior to maturity. You should be willing and able to hold your M-Notes to maturity.

o   NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - You will not receive interest payments on the M-Notes or have voting rights or rights to receive cash dividends or other distributions on the M-Notes or the Underlying.

o   LACK OF LIQUIDITY - There may be little or no secondary market for the
    M-Notes. The M-Notes will not be listed on any securities exchange.

o   THE ISSUER'S RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF
    THE INDEX OR THE MARKET VALUE OF THE M-Notes - The Issuer and its affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the M-Notes, which could affect the level or price of the Underlying or the value of the M-Notes.

o   POTENTIAL CONFLICTS - Because the Issuer and its affiliates play a variety of roles in connection with the issuance of the M-Notes, including acting as calculation agent and hedging its obligations under the M-Notes, the economic interests of the calculation agent and other affiliates of the
    Issuer are potentially adverse to your interests as an investor in the
    M-Notes.

o   MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE M-Notes - In
    addition to the level of the Underlying on any day, the value of the M-Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

Deutsche Bank AG has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the M-Notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the M-Notes being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and the M-Notes offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at
www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in an M-Notes offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409. In connection with a particular offering of M-Notes, you may revoke your offer to purchase the M-Notes at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The
Issuer reserves the right to change the terms of, or reject any offer to purchase, the M-Notes prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the
M-Notes, and you will be asked to accept such changes in connection with your purchase of any M-Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the M-Notes.

ISSUER FREE WRITING PROSPECTUS
File Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: March 31, 2008

NOT FDIC/NCUA INSURED MAY LOSE VALUE
NO BANK GUARANTEE NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder is part of Deutsche Asset Management,
which represents the US asset management activities of
Deutsche Bank AG, Deutsche Bank Trust Company Americas,
Deutsche Investment Management Americas Inc. and
DWS Trust Company.

DWS Scudder Distributors, Inc.
222 South Riverside Plaza Chicago, IL 60606-5808
www.dws-sp.com e-mail rep@dws.com
Sales Support (800) 621-5027
Retirement Services Specialists (800) 522-1441